Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-182403

September 12, 2013

WEYERHAEUSER COMPANY

PRICING TERM SHEET

4.625% Notes due 2023

This pricing term sheet relates only to the securities described below and should be read together with Weyerhaeuser Company’s preliminary prospectus supplement dated September 12, 2013 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 28, 2012 and the documents incorporated and deemed to be incorporated by reference therein. All references to dollar amounts are references to U.S. dollars and, unless otherwise expressly stated or the context otherwise requires, the terms “Weyerhaeuser,” the “Company,” “us,” “we” and “our” mean Weyerhaeuser Company excluding its subsidiaries.

Issuer:	Weyerhaeuser Company

Trade Date:	September 12, 2013

Expected Settlement Date:	September 19, 2013 (T+5)

Anticipated Ratings*:	Baa3 by Moody’s Investors Service, Inc. (stable outlook)
BBB- by Standard & Poor’s Ratings Services (stable outlook)

Net Proceeds:	Approximately $495.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company

Title of Securities:	4.625% Notes due 2023 (the “notes”)

Principal Amount:	$500,000,000

Maturity Date:	September 15, 2023

Interest Rate:	4.625% per annum, accruing from September 19, 2013

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2014

Price to Public:	99.898%, plus accrued interest, if any

Spread to Benchmark Treasury:	+175 basis points

Benchmark Treasury:	2.50% due August 15, 2023

Benchmark Treasury Yield:	2.888%

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Optional Redemption:	The notes may be redeemed, in whole at any time or from time to time in part, at the option of the Company on any date at a redemption price equal to the greater of (a) 100% of the principal amount and (b) a make-whole redemption price calculated at the Treasury Rate plus 30 basis points, in each case plus accrued and unpaid interest to the redemption date. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP/ISIN:	962166BW3/ US962166BW36

Delayed Settlement:	We expect that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this pricing term sheet and of the pricing of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the pricing date or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in five business days (T+5), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors with respect to these matters.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

*        *        *

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Morgan Stanley & Co. LLC by telephone (toll free) at 1-866-718-1649 or by contacting J.P. Morgan Securities LLC by telephone (collect) at 1-212-834-4533.

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